Exhibit 99.95

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 1900 – 570 Granville Street Vancouver, BC, V6C 3P1

2.	Date of Material Change

September 1, 2011.

3.	Press Release

The Press Release dated September 1, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced drilling results completed during the months of June and July, 2011 at the existing La Chicharra open pit located 2 kilometres west of the San Francisco open pit, in the state of Sonora, Mexico.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

September 1, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 1900 - 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

September 1, 2011	TSX: TMM

NEWS RELEASE

Timmins Gold intersects 36.58 metres grading 0.816 grams per tonne gold at La Chicharra Open Pit

Timmins Gold Corp. (TSX:TMM) is pleased to announce results for drilling completed during the months of June and July, 2011 at the existing La Chicharra open pit located 2 kilometres west of the San Francisco open pit, in the state of Sonora, Mexico.

The most significant results were obtained along the projection of the La Chicharra mineral trend located 500 meters to the south of the San Francisco mine and 1,200 meters to the southeast of the La Chicharra pit along what appears to be a parallel mineral system to the San Francisco deposit.

Drilling at La Chicharra commenced in June and 16,204 meters of reverse circulation drilling were completed to the end of July. Drill results to date show similar grades and geological characteristics to initial results obtained from the San Francisco open pit in the late 1990’s. Results to date indicate the mineralized zone at La Chicharra extends down dip from the existing pit to a depth of 200 metres beneath the north wall, and 300 meters parallel to the previously known gold mineralization. Ongoing drilling continues to the northwest of the La Chicharra prospect with the objective of testing mineralization along strike.

Highlights of selected holes from the drill program at La Chicharra are as follows:

		Drill Intersections
Drill Hole Number	Depth (m)	From (m)	To (m)	True Width (m)	Au g/t
TF-1501	152.40	32.00	39.62	7.62	1.350
TF-1505	161.54	47.24	60.96	13.72	0.560
TF -1511	179.83	70.10	83.82	13.72	1.680
TF-1512	155.45	62.48	68.58	6.10	1.090
		67.06	68.58	1.52	2.932
TF-1515	185.93	68.58	85.39	16.81	0.480
		94.49	124.97	30.48	0.770
TF-1517	185.93	48.77	51.82	3.05	0.410
		80.77	123.44	42.67	0.460
		146.30	156.97	10.67	1.331
TF-1520	185.93	0.00	1.52	1.52	0.507
		59.44	71.63	12.19	1.240
		109.73	141.73	32.00	0.790
TF-1539	234.7	12.19	15.24	3.05	0.788
		99.06	126.49	27.43	0.781
		106.68	111.25	4.57	1.498
		120.40	123.44	3.05	1.475
		131.06	134.11	3.05	0.961
TF- 1541	222.5	185.93	214.88	28.96	0.909

TF-1545	222.5	64.01	118.87	54.86	0.529
TF-1547	222.5	3.05	12.19	9.14	1.139
		102.11	120.40	18.29	0.932
TF-1554	158.5	115.82	117.35	1.52	1.015
TF-1560	185.93	82.30	134.11	51.82	0.528
TF-1561	210.31	0.00	1.52	1.52	1.110
		32.00	44.20	12.19	0.949
TF-1562	207.26	115.82	184.40	68.58	0.567
		153.92	170.69	16.76	1.279
TF-1564	207.26	112.78	149.35	36.58	0.816
TF-1570	204.22	47.24	51.82	4.57	1.086
		47.24	50.29	3.05	1.380
		82.30	131.06	48.77	0.469
TF-1574	204.22	67.06	80.77	13.72	0.995
		152.40	163.07	10.67	1.287
		152.40	160.02	7.62	1.726

For a map of the drill hole locations, please refer to the Company’s website at www.timminsgold.com or under the heading http://www.timminsgold.com/i/maps/la-chicharra-plan-map-and-cross-sections.jpg.

The samples collected during the drilling were prepared by the Company and assayed by Inspectorate-Vancouver using fire assay and gravimetric finish. Strict sampling and QA-QC protocol were followed to ensure the best practices in sampling and analysis of the drill samples. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples.